EXHIBIT 12-2

MCN ENERGY ENTERPRISES INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months	Twelve Months	Twelve Months
	Ended	Ended	Ended
	September 30, 1999	December 31, 1998	December 31, 1997

	(Dollars in Thousands)
EARNINGS AS DEFINED(1)

Pre-tax income(2)(4)(5)	$(196,852)	$(611,638)	$37,929

Fixed charges(3)	97,452	92,822	65,891

Earnings as defined	$(99,400)	$(518,816)	$103,820

FIXED CHARGES AS DEFINED(1)

Interest, expensed	$95,250	$90,451	$64,434

Interest, capitalized	7,940	15,239	15,002

Amortization of debt discounts, premium and expense	1,920	1,915	1,183

Interest implicit in rentals	282	456	274

Fixed charges as defined	$105,392	$108,061	$80,893

Ratio of Earnings to Fixed Charges			1.28

Coverage Deficiency(6)(7)	$204,792	$626,877

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Energy Enterprises Inc., (MCNEE) and its majority-owned subsidiaries, (b) MCNEE’s share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3)	Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4)	For the twelve-month period ended September 30, 1999, MCNEE recorded several unusual charges, consisting of property write-downs, investment loss, and losses on sale of properties, totaling $134,131,000 pre-tax ($87,185,000 net of taxes).

(5)	For the twelve-month period ended December 31, 1998, MCNEE recorded several unusual charges, consisting of property write-downs, investment loss and restructuring charges, totaling $564,984,000 pre-tax ($367,239,000 net of taxes).

(6)	Earnings for the twelve-month period ended September 30, 1999, were not adequate to cover fixed charges. The amount of the coverage deficiency was $204,792,000. The amount of the coverage deficiency excluding unusual charges would have been $70,661,000.

(7)	Earnings for the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. The amount of the coverage deficiency was $626,877,000. The amount of the coverage deficiency excluding unusual charges would have been $61,893,000.